Exhibit 21.1

Subsidiaries

         Headwaters acquired a 100% interest in Hydrocarbon Technologies, Inc. in August 2001.

         Headwaters also owns the following entities:

         X Alabama Synfuel #1 Ltd., a Delaware limited partnership of which Headwaters serves as general partner and owns 100%

         X Utah Synfuel #1 Ltd., a Delaware limited partnership of which Headwaters serves as general partner and owns 100%